UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-100330

LBI Media, Inc.

(Exact name of registrant as specified in its charter)

1845 West Empire Avenue, Burbank, California 91504

(818) 563-5722

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10 1/8% Senior Subordinated Notes due 2012

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒**

Approximate number of holders of record as of the certification or notice date: 18

** The registrant is currently a voluntary filer. The registrant had fewer than 300 holders of record of its 10 1/8% Senior Subordinated Notes due 2012 on the first day of each of its fiscal years since January 1, 2004 (the first day of its 2004 fiscal year).

Pursuant to the requirements of the Securities Exchange Act of 1934, LBI Media, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 27, 2007	By:	/s/ Lenard D. Liberman
Lenard D. Liberman
Executive Vice President, Chief Financial Officer and Secretary